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                   MIDWEST MEDICAL INSURANCE HOLDING COMPANY


                        7650 EDINBOROUGH WAY, SUITE 400


                          MINNEAPOLIS, MINNESOTA 55435

                              LETTER OF ACCEPTANCE


   I, the undersigned holder of Class A shares of Midwest Medical Insurance Holding Company, do hereby accept Midwest Holding's offer to acquire all of the Class A shares registered in my name on the books of the corporation in exchange for:



   (1) One share of Class C common stock of Midwest Holding, and



   (2) $66.00 per Class A share registered in my name on the books of the corporation at the end of the month in which the Exchange Offer closes.



   I understand that Midwest Holding's offer to acquire my Class A shares, and my acceptance of that offer, is subject to the terms and conditions contained in the Offering Circular dated May 12, 2000, receipt of which I acknowledge.



                             (sign on reverse side)